File Number: 0-29174

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO

RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended June 30, 2003

LOGITECH INTERNATIONAL S.A.

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Canton of Vaud, Switzerland

(Jurisdiction of incorporation or organization)

Logitech International S.A.

Apples, Switzerland

c/o Logitech Inc.

6505 Kaiser Drive

Fremont, California 94555

(510) 795-8500

(Address and telephone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

✓ Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	✓ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

LOGITECH INTERNATIONAL S.A.

Form 6-K

Exhibit

12.1	Certifications required by Rule 13a-14(a) or Rule 13d-14(a) of the Exchange Act.

13.1	Certifications required by Rule 13a-14(b) or Rule 15d-14(b) of the Exchange Act and Section 1350 of Chapter 63 of Title 18 of the United States Code.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share amounts)

	June 30, 2003	March 31, 2003
	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$229,952	$218,734
Accounts receivable	158,493	181,644
Inventories	125,994	124,123
Other current assets	47,131	38,762

Total current assets	561,570	563,263
Investments	980	1,458
Property, plant and equipment	39,714	38,914
Intangible assets:
Goodwill	108,615	108,615
Other intangible assets	16,386	17,523
Other assets	7,835	8,529

Total assets	$735,100	$738,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term debt	$9,880	$10,102
Accounts payable	116,722	129,326
Accrued liabilities	90,243	98,134

Total current liabilities	216,845	237,562
Long-term debt	131,835	131,615
Other liabilities	3,552	3,563

Total liabilities	352,232	372,740

Shareholders’ equity:
Registered shares, par value CHF 1 – 57,901,655 authorized, 17,890,465 conditionally authorized, 47,901,655 issued and outstanding at June 30, 2003 and at March 31, 2003	33,370	33,370
Additional paid-in capital	144,256	150,849
Less registered shares in treasury, at cost, 1,790,468 at June 30, 2003 and 2,454,857 at March 31, 2003	(61,856)	(76,891)
Retained earnings	308,931	303,234
Accumulated other comprehensive loss	(41,833)	(45,000)

Total shareholders’ equity	382,868	365,562

Total liabilities and shareholders’ equity	$735,100	$738,302

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except share and per share amounts)

	Three months ended June 30,
	2003	2002
	(unaudited)
Net sales	$218,192	$195,064
Cost of goods sold	157,554	128,752

Gross profit	60,638	66,312
Operating expenses:
Marketing and selling	28,032	30,272
Research and development	14,595	12,903
General and administrative	10,158	10,522

Total operating expenses	52,785	53,697

Operating income	7,853	12,615
Interest expense, net	(249)	(212)
Other income (expense), net	(483)	1,074

Income before income taxes	7,121	13,477
Provision for income taxes	1,424	2,695

Net income	$5,697	$10,782

Net income per share and ADS:
Basic	$.12	$.23
Diluted	$.12	$.22
Shares used to compute net income per share and ADS:
Basic	45,743,371	46,065,125
Diluted	48,056,428	52,542,417

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended June 30,
	2003	2002
	(unaudited)
Cash flows from operating activities:
Net income	$5,697	$10,782
Non-cash items included in net income:
Depreciation	5,861	6,049
Amortization of other intangible assets	1,377	1,253
Write-off of investments	500	517
Loss on sale of investments	—	165
Other	408	(23)
Changes in current assets and liabilities:
Accounts receivable	24,974	39,632
Inventories	237	(24,064)
Other current assets	(7,074)	(4,196)
Accounts payable	(13,406)	169
Accrued liabilities	(8,169)	(1,998)

Net cash provided by operating activities	10,405	28,286

Cash flows from investing activities:
Purchases of property, plant and equipment	(6,773)	(9,115)
Acquisitions and investments, net of cash acquired	(262)	2,491
Sales of investments	—	193

Net cash used in investing activities	(7,035)	(6,431)

Cash flows from financing activities:
Repayment of long term debt	(341)	(136)
Purchase of treasury shares	(485)	(3,752)
Proceeds from sale of shares upon exercise of options and rights	8,924	6,173

Net cash provided by financing activities	8,098	2,285

Effect of exchange rate changes on cash and cash equivalents	(250)	1,372

Net increase in cash and cash equivalents	11,218	25,512
Cash and cash equivalents at beginning of period	218,734	143,101

Cash and cash equivalents at end of period	$229,952	$168,613

Supplemental cash flow information:
Interest paid	$1,365	$1,100
Income taxes paid	$1,366	$1,554
Non-cash investing and financing activities:
Note payable issued to acquire 3Dconnexion minority interest	$—	$7,400
Assumption of Spotlife capital leases	$—	$2,682

The accompanying notes are an integral part of these consolidated financial statements.

LOGITECH INTERNATIONAL S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — The Company:

Logitech International S.A. (the “Company”) designs, manufactures and markets personal interface products and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products to both original equipment manufacturers (“OEMs”) and to a network of retail distributors and resellers.

Logitech was founded in Switzerland in 1981, and in 1988 listed its registered shares in an initial public offering in Switzerland. In 1997, the Company sold shares in a U.S. initial public offering in the form of American Depository Shares (“ADSs”) and listed the ADSs on the Nasdaq National Market system. The Company’s corporate headquarters are in Fremont, California through its U.S. subsidiary, with regional headquarters in Switzerland, Taiwan and Hong Kong, China through local subsidiaries. The Company has its principal manufacturing operations in China, and distribution facilities in the U.S., Europe and Asia.

Note 2 — Interim Financial Data:

The accompanying consolidated financial statements should be read in conjunction with the Company’s 2003 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

Note 3 — Net Income per Share and ADS:

Basic earnings per share are computed by dividing net income by the weighted average number of outstanding registered shares. Diluted earnings per share are computed using weighted average registered shares and, if dilutive, weighted average registered share equivalents. The registered share equivalents are registered shares issuable upon the exercise of stock options and stock purchase plan agreements (using the treasury stock method), and upon the conversion of convertible debt (using the if-converted method). For the quarter ended June 30, 2003, the shares issuable upon conversion of the convertible debt were excluded from the registered share equivalents due to its antidilutive effect.

The computation of the basic and diluted per share amounts for the Company was as follows:

	Three months ended June 30,
	2003	2002
	(In thousands)
Net income:
Basic	$5,697	$10,782
Convertible debt interest expense, net of income tax	—	566

Diluted	$5,697	$11,348

Weighted average common shares outstanding:
Basic	45,743	46,065
Effect of dilutive stock options	2,313	3,753
Effect of dilutive convertible debt	—	2,724

Diluted	48,056	52,542

Note 4 — Balance Sheet Components:

	June 30, 2003	March 31, 2003
	(in thousands)
Accounts receivable:
Accounts receivable	$190,223	$217,596
Allowance for doubtful accounts	(7,496)	(7,716)
Allowance for returns and other	(24,234)	(28,236)

	$158,493	$181,644

Inventories:
Raw materials	$21,780	$19,710
Work-in-process	534	418
Finished goods	103,680	103,995

	$125,994	$124,123

Other current assets:
Tax and VAT refund receivables	$18,280	$14,154
Deferred taxes	10,397	10,004
Prepaid expenses	5,592	4,314
Prepaid royalties	5,452	3,746
Other current	7,410	6,544

	$47,131	$38,762

Property, plant and equipment:
Land	$1,840	$1,830
Plant and buildings	19,948	19,722
Equipment	65,295	68,158
Computer equipment and software	53,537	53,416

	140,620	143,126
Less accumulated depreciation	(100,906)	(104,212)

	$39,714	$38,914

Other assets:
Deposits	$872	$1,037
Debt issuance costs	1,641	1,782
Deferred taxes	2,555	2,501
Advance royalty payment	2,732	3,173
Other	35	36

	$7,835	$8,529

Note 5 — Goodwill and Other Intangible Assets

During the quarter ended June 30, 2002, the Company recorded $6.6 million of goodwill and $7.1 million of other intangible assets in connection with the acquisition of 3Dconnexion.

Acquired other intangible assets subject to amortization were as follows:

	June 30, 2003		March 31, 2003
	Gross Carrying Amounts	Accumulated Amortization	Gross Carrying Amounts	Accumulated Amortization
	(in thousands)
Trademark/tradename	$15,911	$(7,635)	$15,671	$(7,040)
Existing and core technology	17,323	(9,213)	17,323	(8,431)
Other	500	(500)	500	(500)

	$33,734	$(17,348)	$33,494	$(15,971)

For the quarters ended June 30, 2003 and 2002, amortization expense for other intangible assets was $1.4 million and $1.3 million. The estimated future annual amortization expense for other intangible assets is $5.1 million, $5.1 million, $3.4 million, $2.6 million and $1.1 million for the fiscal years 2004, 2005, 2006, 2007 and 2008.

Note 6 — Long Term Convertible Debt:

On June 8, 2001, Logitech sold CHF 170,000,000 (US $95,625,000) aggregate principal amount of its 1% Convertible Bonds 2001-2006 with maturity in 2006. The Company registered the convertible bonds for resale with the Swiss Stock Exchange. The convertible bonds were issued in denominations of CHF 5,000 at par value, with interest at 1.00% payable annually, and final redemption in June 2006 at 105%, representing a yield to maturity of 1.96%. The convertible bonds are convertible at any time into shares of Logitech registered shares at the conversion price of CHF 62.4 (US $46.09) per share. Early redemption is permitted at any time at the accreted redemption amount, subject to certain requirements. The Company accounts for the redemption premium over the term of the loan by recording interest expense and increasing the carrying value of the loan. As of June 30, 2003, the carrying amount of the convertible bonds was CHF 173,504,000 (US $128,151,000) and the fair value based upon quoted market value was CHF 192,440,000 (US $142,138,000).

Note 7 — Comprehensive Income:

Comprehensive income is defined as the total change in shareholders’ equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income plus the net change in accumulated other comprehensive loss, an element of shareholders’ equity. Accumulated other comprehensive loss consists of the net change in the accumulated foreign currency translation adjustment account, the net change in unrealized gains or losses on marketable equity securities, and the net change in deferred realized gains and losses in hedging activity. For the three months ended June 30, 2003 and 2002, comprehensive income was $8.9 million and $2.8 million.

Note 8 — Stock-Based Compensation Plans:

The Company adopted the pro forma disclosure-only requirements of Statement of Financial Accounting Standards (“SFAS”) 123, “Accounting for Stock-Based Compensation” and SFAS 148, “Accounting for Stock-Based Compensation, Transition and Disclosure,” which require companies to measure employee stock compensation based on the fair value method of accounting. As permitted by SFAS 123, the Company follows the accounting provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” which uses the intrinsic value method in accounting for compensation expense under the stock option and purchase plans. Under the intrinsic value method, compensation expense is not recognized unless the exercise price of an option is less than the market value of the underlying stock on the grant date. If compensation expense under these plans had been determined pursuant to SFAS 123, the Company’s net income and net income per share would have been as follows:

	Three months ended June 30,
	2003	2002
	(in thousands, except per share data)
Net income:
As reported	$5,697	$10,782
Add back: Stock-based employee compensation expense included in reported net income	—	32
Deduct: Total stock-based compensation expense determined under the fair value based method, net of related tax	(5,251)	(5,250)

Pro forma net income	$446	$5,564

Basic earnings per share and ADS:
As reported	$0.12	$0.23
Pro forma basic net income per share and ADS	$0.01	$0.12
Diluted earnings per share and ADS:
As reported	$0.12	$0.22
Pro forma diluted net income per share and ADS	$0.01	$0.11

The fair value of the grants under the purchase plans was estimated using the Black-Scholes valuation model with the following assumptions and values:

	Three months ended June 30,
	Purchase Plans		Stock Option Plans
	2003	2002	2003	2002
Dividend yield	0	0	0	0
Expected life	6 months	6 months	3.4 years	3.3 years
Expected volatility	58%	71%	64%	63%
Risk-free interest rate	1.75%	1.75%	1.75%	1.75%
Weighted average fair value of grant	$11.30	$14.20	$15.41	$21.32

Note 9 — Derivative Financial Instruments — Foreign Exchange Hedging:

The Company enters into forward foreign exchange contracts (accounted for as cash flow hedges) to hedge against exposure to changes in foreign currency exchange rates related to forecasted inventory purchases by subsidiaries. Hedging contracts generally mature within three months. Gains and losses in the fair value of the effective portion of the contracts are deferred as a component of accumulated other comprehensive income until the hedged inventory purchases are sold, at which time the gains or losses are reclassified to cost of goods sold. If the underlying transaction being hedged fails to occur or if a portion of the hedge is ineffective, the Company immediately recognizes the gain or loss on the associated financial instrument in other income (expense). The Company did not incur any gains or losses due to hedge ineffectiveness during the first three months of fiscal 2004 and fiscal 2003.

The notional amount of foreign exchange contracts outstanding at June 30, 2003 and 2002 was $16.0 million and $13.8 million. The notional amount represents the future cash flows under contracts to purchase foreign currencies. Deferred realized losses, net of deferred realized gains, totaled $.7 million at June 30, 2003 and is expected to be classified into cost of goods sold when the related inventory is sold. Realized net gains and losses classified to cost of goods sold during the quarters ended June 30, 2003 and 2002 was a $.7 million net loss and a $.2 million net gain.

Note 10 — Contingencies:

The Company has guaranteed the obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers for their purchase of components to manufacture Logitech products. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to guarantee similarly varies. At June 30, 2003, the amount of these outstanding guaranteed purchase obligations is approximately $1.3 million.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. The Company has not incurred significant costs to defend lawsuits or settle claims related to these indemnification agreements. As a result, the Company believes the estimated fair value of these agreements is insignificant and no amounts have been accrued for these indemnification provisions at June 30, 2003.

In December 1996, the Company was advised of the intention to begin implementing a value added tax (“VAT”) on goods manufactured in certain parts of China since July 1995, including where the Company’s operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company’s financial position, cash flows or results of operations.

In the normal course of business, the Company pays value-added taxes, or VAT, in China on components purchased in China, which are refunded after export of goods manufactured in China. The Company files for refunds, receives approvals from Chinese tax officials and then receives a refund. Beginning in early fiscal year 2002, approval and refund delays started to occur and the Company has accumulated a significant VAT refund receivable. The Company has received assurances from Chinese officials that all approved claims will be paid in full. In March and July 2003, a portion of the VAT receivable was sold to a bank on a non-recourse basis for a negotiated discount.

The total VAT receivable may increase or decrease in the future depending on the amount of component purchases in China, the amount of collections from the Chinese government and the amount of VAT that the Company may be able to sell on a non-recourse basis in the future. The Company does not expect the outcome of this matter to have a significant impact on the Company’s financial position or results of operations.

The Company is subject to claims and lawsuits relating to patent infringement and intellectual property rights. The Company believes that none of the litigation matters in which the Company is currently involved will have a material adverse impact on the Company’s business, financial condition and operating results. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company’s business, financial condition and operating results.

Note 11 – Subsequent Event

In July 2003, the Company made a $15 million cash investment in the equity of the Anoto Group AB (“Anoto”) which represents approximately 10% of Anoto’s equity and will be accounted for under the cost method. As part of this investment, a Logitech executive will join the Anoto board of directors. Anoto is a Swedish high technology company that licenses its digital pen technology to Logitech. Logitech pays a monthly royalty to Anoto based on sales levels of the Logitech io™ digital pen.

LOGITECH INTERNATIONAL S.A.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

Logitech International S.A. designs, manufactures and markets personal interface devices and supporting software that serve as the primary physical interface between people and their personal computers and other digital platforms. The Company’s products include corded and cordless mice, trackballs and keyboards; joysticks, gamepads, and racing systems; internet video cameras; PC speakers, headsets and microphones; and 3D controllers. The Company sells its products through two primary channels; original equipment manufacturers (“OEMs”) and a network of retail distributors and resellers (“retail”).

Results of Operations

The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

	Three months ended June 30,
	2003	2002
Net sales	100.0%	100.0%
Cost of goods sold	72.2	66.0

Gross profit	27.8	34.0
Operating expenses:
Marketing and selling	12.8	15.5
Research and development	6.7	6.6
General and administrative	4.7	5.4

Total operating expenses	24.2	27.5

Operating income	3.6	6.5
Interest expense, net	(.1)	(.1)
Other income, net	(.2)	.5

Income before income taxes	3.3	6.9
Provision for income taxes	.7	1.4

Net income	2.6%	5.5%

Comparison of three months ended June 30, 2003 and 2002

Net Sales

Net sales for the three months ended June 30, 2003 increased $23.1 million or 11.9% to $218.2 million over the same quarter last year. This growth came primarily from the Company’s desktop, gaming console, and audio products. With approximately 45% of the Company’s sales denominated in currencies other than the U.S. dollar, the Company benefited from the strengthening of the Euro in the first quarter of fiscal year 2004. This benefit was offset by the unfavorable impact of negative pricing adjustments made in Europe to address the strengthening Euro and competitive environment in Europe.

Retail sales grew by 7.4% over the same quarter last year. This growth primarily came from gaming console, audio and video products. Retail sales of the Company’s traditional pointing devices, which primarily consists of mice and also includes trackballs, increased by 1% while unit volumes grew 14%. Sales growth was lower than unit growth due to price reductions to address the intensively competitive environment as well as a shift in product mix towards products at lower price points. Sales of keyboards and desktop products grew by 4% while unit volumes grew 31%. The increase in sales was driven by the higher volumes, which was partially offset by price reductions. Sales growth was lower than unit growth due to price reductions as well as a shift in product mix towards products at lower price points. In the PC video camera business, our primary marketing focus has been our webcam business which grew by 30% with unit volumes growing 32% while sales of our lower volume dualcam cameras declined by 85% with unit volumes declining 48%. Sales of our gaming console products increased by 111%, and unit volumes increased by 221%. This growth was due to the success of both the cordless controllers and steering wheels. The Company introduced cordless controllers in the second and third quarters of fiscal year 2003. The market demand for PC gaming products remains very weak, and as a result our sales of PC gaming peripherals have declined by 25% with volume down by 16% as compared to the first quarter of fiscal 2003. Retail sales of the Company’s audio products, which include PC headsets, speakers and headphones, increased by 41%, while the unit volumes grew 58%. The growth came from the success of the Logitech Z series speakers as well as the PC headsets.

During the first quarter of fiscal 2004, the Company experienced different levels of retail sales growth across its regions due to varying business conditions. Our retail sales in North America grew 1% when compared to the same period last year due to the continued competitive and promotional environment in the retail channel and the soft retail market in the United States. In Europe, net retail sales grew by 14% over the prior year with Europe experiencing the benefits of a strengthening Euro offset by the impact of negative pricing adjustments. Our retail sales in Asia-Pacific grew by 12% when compared to the prior year. The Company expects the retail business to continue to face intense competitive pressure across all product categories as well as continued weak market conditions.

OEM sales grew 30.8% compared to the same quarter last year. The growth primarily came from our gaming console and cordless desktop products. The growth in gaming console peripherals was attributable to the sales of the EyeToy camera and our USB headsets for the PlayStation®2.

Gross Profit

Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit decreased 8.6% to $60.6 million. Gross margin (gross profit as a percentage of net sales) decreased from 34.0% to 27.8%. This decrease came primarily from lower margins in both our retail and OEM businesses as well as a higher percentage of OEM sales in our sales mix when compared to the same quarter in the prior year. The lower margins in our retail business were driven by price reductions implemented during the quarter to address the intensely competitive environment and weak demand particularly with our mice and desktop products. This resulted in lower revenue per unit on new sales as well as price protection charges for products previously sold that remain in the channel. Price protection charges for the quarter were $2.6 million higher in the quarter ended June 2003 when compared to the quarter ended June 2002. The lower margins in our OEM business were primarily driven by lower margins from our sales of mice.

Operating Expenses

Marketing and Selling

Marketing and selling expenses consist of personnel and related overhead costs, corporate and product marketing, promotions, advertising, trade shows, customer and technical support and facilities costs. Marketing and selling expense decreased 7.4% to $28.0 million. This decrease was primarily due to a slowdown in marketing initiatives as compared to the same quarter last year. The Company did experience an increase in the amount of promotional activities at the retail channel level whose costs are reported as a reduction in sales rather than as marketing and selling expenses. The Company expects to increase its marketing and selling expenses to support greater brand awareness and demand generation in the remaining quarters of fiscal 2004. In addition, the Company experienced lower bad debt expense in the first fiscal quarter of 2004. As a percentage of sales, marketing and selling costs decreased from 15.5% to 12.8%.

Research and Development

Research and development expenses consist of personnel and related overhead costs, contractors and outside consultants, supplies and materials, equipment depreciation and facilities costs, all associated with the design and development of new products, and the enhancements of existing products. Research and development expenses increased 13.1% to $14.6 million. The increase was mainly due to higher personnel expenses to support the development of new products. As a percentage of net sales, research and development expenses remained consistent at 6.7% compared to 6.6% for the same quarter last year.

General and Administrative

General and administrative expenses consist primarily of personnel and related overhead and facilities costs for the finance, information systems, executive, human resources, and legal functions. General and administrative expenses for the three months ended June 30, 2003 decreased 3.5% to $10.2 million. The reduction was attributable to lower discretionary spending, which was partially offset by increased personnel to support the growth of our business. As a percentage of net sales, general and administrative expenses decreased from 5.4% to 4.7%.

Interest Expense, Net

Net interest expense was $.2 million for the three months ended June 30, 2003 and 2002. Interest expense was primarily related to the convertible debt and the capital equipment leases and offset by the interest income earned on cash and cash equivalents.

Other Income (Expense), Net

Other expense was $.5 million for the three months ended June 30, 2003, compared to income of $1.1 million for the same period last year. Other expense this year consisted primarily of a $.5 million provision for a potentially non-recoverable insurance loss and a $.5 million write-down of an investment offset by $.4 million of favorable fluctuations in exchange rates. Other income for the three months ended June 30, 2002, consisted primarily of $1.7 million of favorable fluctuations in exchange rates which were partially offset by a $.2 million loss from sale of shares of Immersion Corporation and a $.5 million write-down of our investment in Immersion Corporation.

Provision for Income Taxes

The provision for income taxes consists of income and withholding taxes. The provision for income taxes for the periods ended June 30, 2003 and 2002 was $1.4 million and $2.7 million, representing a 20% effective tax rate in both years.

Liquidity and Capital Resources

Cash Balances, Available Borrowings, and Capital Resources

At June 30, 2003, net working capital was $344.7 million, compared to $325.7 million at March 31, 2003. Cash and cash equivalents totaled $230.0 million, an increase of $11.2 million from March 31, 2003. The increase in cash was due to profitable operations and collection of receivables during the quarter.

The Company has financed its operations and capital requirements primarily through cash flow from operations and, to a lesser extent, capital markets and bank borrowings. The Company’s normal short-term liquidity and long-term capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

The Company had credit lines with several European and Asian banks totaling $62.7 million as of June 30, 2003. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of June 30, 2003, $54.0 million was available under these facilities.

Cash Flow from Operating Activities

The Company’s operating activities provided net cash of $10.4 million for the three months ended June 30, 2003, compared to $28.3 million in the same period last year. The decreased cash flow was primarily a result of higher payments in the first quarter of fiscal year 2004 related to expenses from the prior quarter and prepaid royalty payments as well as lower cash contributions from collections of accounts receivable this quarter, compared to collections in the same period last year. A significant portion of net sales occurred near the end of the first quarter of fiscal year 2004 resulting in lower collections when compared to the first quarter in fiscal year 2003. The decline in profitability also contributed to the decrease in cash flow from operations.

Cash Flow from Investing Activities

The Company’s investing activities used cash of $7.0 million and $6.4 million for the three months ended June 30, 2003 and 2002. During the quarter ended June 30, 2003, cash of $6.8 million was used to acquire property and equipment, primarily manufacturing equipment.

In the same quarter last year, the Company used $9.1 million to purchase property and equipment offset by cash of $2.5 million received as a result of the Spotlife acquisition in May 2002. These expenditures were further offset by cash proceeds of $.2 million from the sale of available-for-sale securities.

Cash Flow from Financing Activities

The Company’s financing activities provided net cash of $8.1 million and $2.3 million for the three months ended June 30, 2003 and 2002. During the quarter ended June 30, 2003, the Company realized $8.9 million of proceeds from the sales of shares pursuant to employee stock purchase and stock option plans. During the quarter, the Company repurchased 12,511 shares for $.5 million in open market transactions under the share buy back program authorized by the Board of Directors in February 2003. The Company is authorized to repurchase up to CHF 75 million (approximately $55 million) of the Company’s registered shares. An additional $19.3 million of Logitech shares were purchased from July 25, 2003 through August 6, 2003 under this program.

During the quarter ended June 30, 2002, the Company realized $6.2 million of proceeds from the sale of shares pursuant to employee stock purchase and stock option plans. In June 2002, the Company repurchased 88,375 shares for $3.8 million in open market transactions under a share buyback program.

Commitments

The Company believes that it will continue to make capital expenditures in the future to support product development activities and ongoing and expanded operations. Fixed commitments for capital expenditures, primarily for computer software and warehouse facilities, approximated $5.5 million at June 30, 2003. Commitments for inventory approximated $70 million at June 30, 2003 and are made in the normal course of operations to original design manufacturers, contract manufacturers and other suppliers.

The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

The Company has guaranteed the obligations of some of its contract manufacturers and original design manufacturers to certain component suppliers. These guarantees have a term of one year and are automatically extended for one or more additional years as long as a liability exists. The amount of the purchase obligations of these manufacturers varies over time, and therefore the amounts subject to guarantee similarly varies. At June 30, 2003, the amount of these outstanding guaranteed purchase obligations was approximately $1.3 million.

Logitech indemnifies some of its suppliers and customers for losses arising from matters such as intellectual property rights and product safety defects, subject to certain restrictions. The scope of these indemnities varies, but in some instances, includes indemnification for damages and expenses, including reasonable attorneys’ fees. No amounts have been accrued for indemnification provisions at June 30, 2003.

Risk Factors

Our strategy to deliver growth and higher profitability in fiscal 2004 may not be successful, which could contribute to volatility in the market price of our shares.

We are implementing a strategy to deliver growth and higher profitability in fiscal 2004. This strategy includes the recent price reductions in our key mice and desktop categories, introducing new, differentiated products, increasing our spending on marketing and advertising to help stimulate demand for our products, and implementing cost reductions in our products and operations to increase gross margins. This strategy may not be successful or sufficient for us to achieve our growth and profitability goals as a result of a number of factors, including:

•	further price competition leading us to further lower our prices in our key mice and desktop categories or other product categories;

•	delays in our introducing our new products and therefore potentially missing the important Christmas retail sales season;

•	customer demand for our new products being lower than our expectations;

•	our increased marketing and advertising expenditures not resulting in increased demand for our products;

•	our inability to timely implement product cost reductions;

•	our not achieving our expected savings in product distribution costs.

Lower than expected growth and profitability could contribute to volatility in the market price of our shares.

Our operating results are difficult to predict and fluctuations in them may cause volatility in the price of our ADSs and registered shares.

Given the nature of the markets in which we participate, our revenues and profitability are difficult to predict for many reasons, including the following:

•	Our operating results are highly dependent on the volume and timing of orders received during the quarter, which are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, our revenues in any quarter depend primarily on orders booked and shipped in that quarter. In addition, a significant portion of our quarterly retail sales generally occur in the last month of each quarter, with some quarters experiencing a concentration of sales in the final week, which increases the difficulty in predicting revenues and profitability for the quarter.

•	A large portion of our costs must be incurred in advance of sales orders, because we must plan research and production, order components and enter into development, sales and marketing, and other operating commitments before each quarter begins. This makes it difficult for us to adjust our costs to compensate for a revenue shortfall, which may magnify the adverse impact of a revenue shortfall on our operating results.

•	Our revenues and profitability depend in part on the mix of our retail and OEM sales as well as our product mix. Our prices and gross margins are generally lower for sales to OEM customers compared to our sales to retail customers. Our prices and gross margins can vary significantly by product line as well as within product lines.

•	Fluctuations in currency exchange rates impact our revenues and profitability because we report our financial statements in United States dollars whereas a significant portion of our sales to customers are in other currencies, particularly the Euro. Furthermore, fluctuations in foreign currencies impact our global pricing strategy resulting in our lowering or raising selling prices in a currency in order to avoid disparity with the U.S. dollar prices.

Fluctuations in our operating results may cause volatility in the price of our ADSs and registered shares. For example, in the first quarter of fiscal 2004, our operating results did not meet our targets, which had a significant adverse effect on the trading price of our ADSs and registered shares.

Production levels that do not match demand for our products may result in lost sales or in a reduction in our gross margins.

We base our production levels on our forecasts of demand for our products. Actual demand for our products depends on many factors that make it difficult to forecast. We have experienced differences between our actual and our forecasted demand in the past and expect to in the future. The following problems could occur as a result of these differences:

•	If demand for our products is below our forecasts, we could produce excess inventory or have excess manufacturing capacity. Excess inventory may negatively impact cash flows and may result in inventory write-offs. Excess manufacturing capacity could result in higher production costs and lower margins.

•	If demand for our products exceeds our forecast, we would have to rapidly increase production. We depend on suppliers and manufacturers to provide components and subassemblies. As a result, we may not be able to increase our production levels to meet unexpected demand and could lose sales on a short-term basis while we try to increase production. If customers turn to competitive sources of supply to meet their needs, our revenues would be impacted.

•	Rapidly increasing our production levels to meet unanticipated demand could result in higher costs for components and subassemblies, increased expenditures for freight to expedite delivery of materials or finished goods, and higher overtime costs and other expenses. These higher expenditures could result in lower gross margins.

If we do not timely introduce successful products our business and operating results will suffer.

The market for our products is characterized by rapidly changing technology and frequent new product introductions. The success of our products depends on several factors, including our ability to:

•	anticipate technology and market trends;

•	timely develop innovative new products and enhancements;

•	distinguish our products from those of our competitors;

•	manufacture and deliver high quality products in sufficient volumes; and

•	price our products competitively.

If we do not do these successfully, our business and operating results will suffer.

Our failure to manage growth could harm us.

We have rapidly and significantly expanded the number and types of products we sell and will endeavor to expand our product portfolio further. This expansion places a significant strain on our management, operational and engineering resources. The areas that in particular are put under strain by our growth include the following:

New Product Launch. With the growth of our product portfolio, we experience increased complexity in coordinating product development, manufacturing, and shipping. As this complexity increases, it places strain on our ability to accurately coordinate the commercial launch of our products with adequate supply and marketing support to meet customer demands. If we are unable to scale and improve our product launch coordination, we could frustrate our customers and lose retail shelf space and product sales.

Forecasting, Planning and Supply Chain Logistics. With the growth of our product portfolio, we also experience increased complexity in forecasting customer demand and in planning for the production and delivery of the right products to the right locations. If we are unable to scale and improve our forecasting, planning and logistics, we could frustrate our customers, lose product sales or produce excess inventory.

To manage the growth of our operations, we will need to continue to improve our transaction processing, operational and financial systems, procedures and controls to cope with the increased complexity. If we are unable to scale and improve them, the consequences could include: delays in shipment of product, degradation in levels of customer support, lost sales and increased inventory. These difficulties could harm or limit our ability to expand.

If we do not compete effectively, demand for our products will fall and our business and operating results will be significantly harmed.

Our industry is intensely competitive. It is characterized by a trend of declining average selling prices in the OEM market, performance enhancements and new features of competing retail products, and increased price competition from both the primary competitors in our markets as well as from less established brands.

Microsoft is our main competitor in retail pointing devices, keyboards and PC gaming devices. Microsoft’s offerings include a complete line of mice, trackballs and keyboards including cordless mice and desktops. Microsoft has significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer base, than we have. In particular, beginning in the first quarter of fiscal 2004, we encountered stronger than expected pricing actions, promotions and channel marketing on a worldwide basis from Microsoft which has and will continue to impact our revenue and margins. We are also experiencing increased competition and price pressure for corded and cordless mice and desktops from less established brands, in the lower price segments.

Microsoft is a leading producer of operating systems and applications with which our pointing, keyboard and gaming devices are designed to operate. As a result, Microsoft may be able to improve the functionality of its pointing, keyboard and gaming devices to correspond with ongoing enhancements to its operating systems and software applications before we are able to make such improvements. This ability could provide Microsoft with significant lead-time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that we may not be able to offer.

Our main competitors in the U.S. for PC video cameras are Creative Labs and Veo. In Europe, our main competitors are Philips and Creative Labs. We are also experiencing increased competition from less established brands in PC video cameras that are seeking shelf space and increased market share through price competition.

Competitors for our interactive entertainment products include Guillemot, Gravis, Mad Catz, Microsoft and Saitek Industries. Although Microsoft has announced its intention to exit the peripheral portion of the interactive entertainment business, there is sufficient inventory in the channel to provide competition for several more quarters. Our cordless controllers for PlayStation®2 are competing against Sony’s sales of their own corded controllers. Sony has substantially greater resources than we do.

Competitors in audio devices vary by product line. In the PC speaker business, competitors include Altec Lansing and Creative Labs. In headset, microphone, and telephony products, competitors include Altec Lansing, Plantronics, and GN Netcom. These markets are intensely competitive and market leadership changes frequently as a result of new products, designs and pricing. In addition, with our entry into the mobile phone headset business, we are competing against mobile phone and accessory companies such as Sony, Ericsson, Nokia, Plantronics and Jabra, some of whom have substantially greater resources than us and each of whom have established market positions in this business.

We expect to continue to experience competition and price pressures in the OEM business and performance enhancements of competing products in retail as well as pricing pressure from less established brands. In addition, consolidation in the personal computer and retail industries has increased the purchasing power of our customers. If we do not continue to distinguish our products, particularly our retail products, through distinctive, technologically-advanced features, design and services, and if we do not otherwise compete effectively, demand for our products will fall, our gross margins may decrease, we will lose market share, and our revenues will decline.

Our success depends on the continued viability and financial stability of our distributors, retailers and OEM customers.

We sell our products through a domestic and international network of distributors, retailers and OEM customers, and our success depends on the continued viability and financial stability of these customers. The distribution, retail and OEM industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels.

The loss of one or more of our distributors, major retailers or OEM customers could significantly harm our business, financial condition and operating results. In addition, because of our sales to large high volume customers, we maintain individually significant receivable balances with these customers. We seek to control our credit risk through ongoing credit evaluation of our customers’ financial condition and by purchasing credit insurance on European retail accounts receivable balances, but generally we do not require any collateral from our customers. If any of our major customers were to default in the payment of its receivables owed to us, our business, financial condition and operating results could be harmed.

A significant amount of our manufacturing operations are located in China, which exposes us to risks associated with doing significant business in that country.

A significant amount of our manufacturing operations are located in China. These operations could be severely impacted by economic or political instability in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China’s laws and regulations continue to evolve and we expect differences in interpretation and enforcement to continue in the foreseeable future. In addition, our Chinese employees in our Suzhou, China facilities are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in many respects from those in the United States and Europe. The Suzhou facilities are managed by several of our key Taiwanese expatriate employees. The loss of these employees, either voluntarily or because of deterioration in relations between China and Taiwan, may diminish the productivity and effectiveness of our Suzhou manufacturing operations.

We depend on original design manufacturers, contract manufacturers and component suppliers which may not have adequate capacity to fulfill our needs and which may not meet our quality and delivery objectives.

Original design manufacturers and contract manufacturers produce key portions of our product lines for us. Our reliance on them involves significant risks, including reduced control over quality and delivery schedules, the potential lack of adequate capacity and discontinuance of the contractors’ assembly processes. Any financial instability of our manufacturers or contractors could result in our having to find new suppliers, which could increase our costs and delay our product deliveries. These manufacturers and contractors may also choose to discontinue building our products for a variety of reasons. Consequently, we may experience delay in the timeliness, quality and adequacy in product deliveries, any of which could harm our business and operating results.

Lead times for materials and components ordered by us or our contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time we have experienced supply shortages and fluctuations in component prices. Shortages or interruptions in the supply of components or subcontracted products, or our inability to procure these components or products from alternate sources at acceptable prices in a timely manner, could delay shipment of our products or increase our production costs, which could harm our business and operating results.

We purchase key components and products from single or limited sources, and our business and operating results could be harmed if supply is restricted or ends.

We purchase some products and some key components used in our products from single or limited sources. In particular, a significant portion of our cordless keyboards is single-sourced and the sensor in our optical mice is provided by one supplier. We generally do not have long-term agreements with our single or limited sources of supply. If the supply of these products or key components is restricted or ends, we may be unable to find a new supplier at all, or on acceptable terms, or our new and existing product shipments could be delayed, any of which could harm our business and operating results.

If we do not successfully coordinate the worldwide manufacturing and distribution of our products, we will lose sales and may face financial penalties from our customers.

Our business requires us to coordinate the manufacture and distribution of our products over much of the world. We increasingly rely on third parties to manufacture and distribute our products. In addition, we rely on centralized distribution centers that are managed by third parties. If we do not successfully coordinate the timely manufacture and distribution of our products, we may have insufficient supply of products in our distribution channels to meet customer demand or, alternatively, we may experience a build-up in inventory. Higher inventory levels can increase warehouse and freight costs, adversely affecting gross margins, as occurred in the fourth quarter of fiscal 2003. Although we have taken efforts to address the supply chain issues, if this or similar issues were to occur in our distribution system again, we could incur higher distribution costs again. A significant portion of our quarterly orders and product deliveries occur in the last month of the fiscal quarter, generally with a concentration of products delivered in the final week of that month, which increases the strain on our supply chain and may magnify the potential impact to our revenues and profitability if we are unable to successfully fulfill all our orders from our customers in the quarter. In addition, distributors, retailers and OEMs are increasingly assessing “charge-backs”, or monetary penalties, against suppliers like Logitech for product delivery times, quantities or products that do not match their specifications. If we are unable to deliver quality products in a timely manner, our customers may assess penalties against us that could harm our operating results.

The effect of business, legal and political risks associated with foreign countries and markets could significantly harm us.

We transact a majority of our business outside the United States. There are risks inherent in doing business in international markets, including:

•	difficulties in staffing and managing foreign operations;

•	laws and regulations, including environmental laws, which vary from country to country and over time, increasing the costs of compliance and potential risks of non-compliance;

•	political and financial instability, leading to currency exchange losses, collection difficulties or other losses;

•	difficulties in collecting VAT refunds from the Chinese government;

•	foreign exchange controls; and

•	delays from customs brokers or government agencies.

Any of these risks could significantly harm our business, financial condition and operating results.

We have accumulated a significant VAT refund receivable from the Chinese government and if we do not recover this receivable, our gross margin and operating results could be significantly harmed.

In the normal course of business, we pay value-added taxes, or VAT, in China on components we purchase in China, which are refunded after export of goods manufactured in China. We file for refunds, receive approvals from Chinese tax officials and then receive our refund. Beginning in early fiscal year 2002, approval and refund delays started to occur. As a result, we have accumulated a significant VAT refund receivable that will continue to grow to the extent that our future VAT payments exceed amounts reimbursed by China or sold to third parties. We have received assurances from Chinese officials that all approved claims will be paid in full. In March and July 2003, we sold a portion of our VAT receivable to banks on a non-recourse basis for a negotiated discount. If the government were to alter their position with regard to the VAT refund process, if we are unable to collect our VAT receivable for any reason, or if we are unable to negotiate similar non-recourse sales of our remaining or future VAT receivable, we could experience both a one-time charge for the write-down of our VAT receivable and on-going lower margins due to the lack of reimbursement of VAT we have paid, either of which could significantly harm our operating results.

Our introduction of new product lines may consume significant resources and not result in significant future revenues.

We will continue to expand our product offerings with new product lines such as headsets for mobile phones, and other products that are outside of our traditional area of expertise. To accomplish this, we have committed resources to develop, sell and market these new products. With limited experience in these product lines and because these products may be based on technologies that are new to us, it may be difficult for us to accurately predict revenues, manufacturing costs, customer support costs and product returns. In addition, because the technologies may be new to us, we may have a greater risk of unknowingly infringing on proprietary technology. Our ongoing investments in the development and marketing new lines of products could produce higher costs without a proportional increase in revenues.

We may be unable to protect our proprietary rights. Unauthorized use of our technology may result in development of products that compete with our products.

Our future success depends in part on our proprietary technology, technical know-how and other intellectual property. We rely on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect our intellectual property.

We hold various United States patents and pending applications, together with corresponding patents and pending applications from other countries. It is possible that any patent owned by us will be invalidated, deemed unenforceable, circumvented or challenged, that the patent rights granted will not provide competitive advantages to us, or that any of our pending or future patent applications will not be issued with claims of the scope sought by us. In addition, other intellectual property laws or our confidentiality procedures and contractual provisions, may not adequately protect our intellectual property. Also, others may independently develop similar technology, duplicate our products, or design around our patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Any of these events could significantly harm our business, financial condition and operating results.

We are also increasing our reliance on technologies that we license or acquire from others. We may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of our products or to current or future technologies. These licenses or other rights may not be available on commercially reasonable terms, or at all. The inability to obtain certain licenses or other rights or to obtain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could have a material adverse effect on our business, financial condition and operating results. Moreover, the use of intellectual property licensed from third parties may limit our ability to protect the proprietary rights in our products.

Pending lawsuits could adversely impact us.

Through our U.S. subsidiary we are currently involved in pending lawsuits with respect to patent infringement claims by third parties and commercial matters that arise in the normal course of business. We believe that these lawsuits are without merit and intend to defend them vigorously. However, our defense of these actions may not be successful. Any judgment in or settlement of these lawsuits may have a material adverse impact on our business, financial condition and results of operations.

Pending and future litigation and disputes arising over patent infringement claims, commercial matters, or other litigation involving us, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by our technical and management personnel, result in costly litigation, cause product shipment delays or require us to enter into royalty or licensing agreements, any of which could harm our business and operating results.

Our effective tax rates may increase in the future, which could harm our operating results.

We operate in multiple jurisdictions and our profits are taxed pursuant to the tax laws of these jurisdictions. If our effective tax rate increases in a future period, our operating results will be adversely impacted, and specifically our net income and earnings per ADS and per registered share will decrease. Our effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carry forwards, changes in geographical allocation of income and expense, and changes in management’s assessment of matters such as the realizability of deferred tax assets. In the past, we have experienced fluctuation in our effective income tax rate. Our effective income tax rate in a given fiscal year reflects a variety of factors that may not be present in the succeeding fiscal year or years. As a result, our effective income tax rate may increase in future periods, which could harm our operating results.

LOGITECH INTERNATIONAL S.A.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments. As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on our financial results.

Foreign Currency Exchange Rates

Currently, the Company’s primary exposures relate to non-U.S. dollar denominated sales in Europe and Asia and non-U.S. dollar denominated operating expenses, inventory costs and long term debt in Europe and Asia. The principal currencies creating foreign exchange rate risk for Logitech are the Euro, Taiwan Dollar, Swiss Franc and Japanese Yen.

For the period ended June 30, 2003, approximately 45% of the Company’s sales were denominated in non-U.S. currencies. With the exception of its manufacturing subsidiaries in China, which use the U.S. dollar as their functional currency, we primarily use the local currencies of our foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive income in shareholders’ equity.

The table below provides information about our underlying transactions that are sensitive to foreign exchange rate changes, primarily nonfunctional currency-denominated assets and liabilities. The table below represents the U.S. dollar impact on our earnings of a 10% appreciation and a 10% depreciation of the functional currency as compared to the transaction currency.

Functional Currency	Transaction Currency	Net Exposed Long (Short) Currency Position	FX Gain (Loss) From 10% Appreciation of Functional Currency	FX Gain (Loss) From 10% Depreciation of Functional Currency
		(in thousands)
U.S. dollar	Swiss Franc	$6,987	$(635)	$776
U.S. dollar	Japanese Yen	8,039	(731)	893
U.S. dollar	Euro	5,070	(461)	563
U.S. dollar	British pound sterling	497	(45)	55
U.S. dollar	Taiwan dollar	16,429	(1,494)	1,825
U.S. dollar	Singapore dollar	872	(79)	97
Euro	British pound sterling	6,443	(586)	716
Euro	Swiss Franc	1,829	(166)	203
Euro	Swedish Kroner	(955)	87	(106)
Taiwan dollar	Singapore dollar	(1,817)	165	(202)
U.S. dollar	Chinese Yen	14,940	(1,358)	1,660

		$58,334	$(5,303)	$6,480

Long currency positions represent net assets being held in the transaction currency while short currency positions represent net liabilities being held in the transaction currency.

On June 8, 2001 the Company sold CHF 170 million (US $95.6 million) Swiss Franc denominated 1% Convertible Bonds which mature in 2006. Although the Company is exposed to foreign exchange risks on this long-term obligation, the Swiss Franc liability serves to partially offset the effect of exchange rate fluctuations on assets held in European currencies. Unrealized gains or losses resulting from translation of the bonds to the U.S. dollar are accumulated in the cumulative translation adjustment component of other comprehensive loss in shareholders’ equity. At June 30, 2003, the carrying amount of the convertible bonds was US $128.2 million, which reflects the exchange rate fluctuation of $.4 million during the period ended June 30, 2003 and the accretion of the redemption premium over the life of the debt. If the U.S. dollar strengthened by 10% in comparison to the Swiss Franc, the increase in the cumulative translation adjustment component of shareholders’ equity would have been $11.3 million. If the U.S. dollar weakened by 10% in comparison to the Swiss Franc, a decrease of approximately $14.1 million would have occurred in the cumulative translation adjustment component of shareholders’ equity.

From time to time, certain subsidiaries enter into forward exchange contracts to hedge inventory purchase exposures denominated in U.S. dollars. The amount of the forward exchange contracts is based on forecasts of inventory purchases. These forward exchange contracts are denominated in the same currency as the underlying transactions. Logitech does not use derivative financial instruments for trading or speculative purposes. At June 30, 2003, the notional amount of forward foreign exchange contracts outstanding was $16.0 million. These forward contracts generally mature within three months. As of June 30, 2003, unrealized losses on the fair value of outstanding foreign exchange hedging contracts were $.5 million. If the U.S. dollar had depreciated by 10% as compared to the hedged foreign currency, an approximate $1.0 million unrealized loss in our forward foreign exchange contract portfolio would have occurred. If the U.S. dollar had appreciated by 10% as compared to the hedged foreign currency, an unrealized gain of approximately $2.1 million in our forward foreign exchange contract portfolio would have occurred.

Interest Rates

The Company’s long-term debt is fixed rate. A change in market interest rates, therefore, has no impact on interest expense or cash flows.

Changes in interest rates could impact our anticipated interest income on its cash equivalents and interest expense on variable rate short-term debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse or favorable change in interest rates from the fiscal 2004 and 2003 year end rates would not have a material adverse effect on our results of operations, cash flows or financial condition for the next year.

LOGITECH INTERNATIONAL S.A.

OTHER INFORMATION

Independent Accountant Services

We currently engage PricewaterhouseCoopers SA (“PwC”) as our independent auditors. In addition to the audit services they provide with respect to our annual audited consolidated financial statements and other filings with the Securities and Exchange Commission, PwC has provided non-audit services to us in the past and may provide them in the future. Non-audit services are services other than those provided in connection with an audit or a review of the financial statements of the Company. PwC performs the following non-audit services that have been approved by our Audit Committee of the Board of Directors: Tax planning and compliance advice, review of SEC registration statements, advising on potential acquisitions and other transactions, reviewing the application of generally accepted accounting principles, consultations regarding implementation of various provisions of the Sarbanes-Oxley Act and providing statutory audit services in foreign jurisdictions.

Evaluation of Disclosure Controls and Procedures

As of June 30, 2003, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms.

Changes in Internal Control over Financial Reporting

There were no significant changes in the Company’s internal control over financial reporting that occurred during the quarter ended June 30, 2003 that materially affected, or is reasonably likely to materially affect the Company’s internal control over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

LOGITECH INTERNATIONAL S.A.

By:	/s/ GUERRINO DE LUCA
Guerrino De Luca President and Chief Executive Officer

By:	/s/ KRISTEN M. ONKEN
Kristen M. Onken Chief Financial Officer

August 8, 2003